Exhibit 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA AMEX: SA	For Immediate Release September 29, 2008

 Sulphurets Zone Grows at Seabridge Gold’s KSM Project
New Drilling Confirms/Extends Higher Grade Breccia Target

Toronto, Canada – Results of an off-set drill hole on the Sulphurets zone from this summer’s program at the Kerr-Sulphurets-Mitchell (“KSM”) project confirms the extension of a higher grade breccia zone in the Sulphurets resource area, prompting Seabridge to drill two more off-set holes in this year’s program. The Sulphurets drilling appears likely to expand the Sulphurets resource model down-dip and along strike to the northwest and northeast.

Seabridge Gold President and CEO Rudi Fronk said that the expansion of the Sulphurets higher grade breccia zone “opens up the possibility of new development options at KSM. If the results from S-08-06 are confirmed in the next two holes, we believe that the Sulphurets and Mitchell Zones may merge and could be exploited in a single pit.”

Drill Hole	Target	Depth (m)	From (m)	To (m)	Length (m)	Gold (gpt)	Copper (%)
S-08-06	Down-dip Sulphurets	609.0
	Main Cu		2.5	99.4	96.9	0.11	0.17
	Upper Breccia Gold Zone		332.0	502.0	170.0	0.55	0.29
		Incl.	396.0	421.0	25.0	0.90	0.38
			443.0	474.9	31.9	0.91	0.54
	Lower Breccia Gold Zone		547.0	571.0	24.0	1.46	0.20

Drill hole S-08-06 was collared in volcanic rock above the Sulphurets Thrust Fault at azimuth 140o and inclination -65o. The aim was to intersect the down-dip extension of the breccia zone 200 meters below S-06-04 at right angles (see cross-section attached). The intersections reported above are therefore believed to be true widths. S-08-06 drilled through the Main Cu Target and encountered the Sulphurets Thrust Fault at 301 meters down hole. Below the thrust fault, a variable section of chlorite alteration in volcanic and intrusive rock and silicic-hornfels in sedimentary rocks was encountered. Local brecciation of the rock and abundant quartz-filled fractures appear to represent a down-dip projection of the upper zone intersected in drill hole S-06-04.  Additional drilling this year will test for further down-dip and strike extensions of this zone.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world’s largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade (see news releases dated January 10, 2008 and February 20, 2008 for details).

________________________________________________________
106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

KSM Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cut-off Grade
	Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Mitchell	734,163	0.69	0.18	16,287	2,913	667,421	0.62	0.15	13,304	2,206
Kerr	206,272	0.25	0.45	1,651	2,037	51,387	0.21	0.45	352	506
Sulphurets	74,655	0.75	0.24	1,798	388	33,636	0.62	0.20	675	147
Total	1,015,090	0.61	0.24	19,736	5,338	752,444	0.59	0.18	14,331	2,859

Based on results of this year’s and previous drilling, Seabridge believes that the Sulphurets zone is a continuously mineralized, moderately dipping, roughly tabular gold-copper deposit measuring approximately 1,300 meters along strike and up to 170 meters thick which remains open down-dip and along strike.

Exploration activities at Kerr-Sulphurets are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2008 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Corporation’s principal assets are the KSM property in British Columbia, one of the world’s largest undeveloped gold/copper projects, and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of the Corporation’s mineral resources by project and resource category please visit the Corporation’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2007 and in the Corporation’s Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

SULPHURETS ZONE SECTION 29700N
View to southwest

SULPHURETS ZONE
Indicated –
75 Mt @ 0.75 g/t Au, 0.24% Cu
Inferred –
34 Mt @ 0.62 g/t Au, 0.20% Cu
Conceptual Pit Limits
Based on Feb. 2008
Resource Estimate
Main Copper target
MITCHELL ZONE
SULPHURETS ZONE
SECTION 29700N
KERR ZONE
5 km
1.13 g/t Au, 0.30% Cu / 22.4m
Approx. limits of Feb. 2008
Resource Estimation:
0.87 g/t Au, 0.56% Cu / 108m
0.89 g/t Au, 0.38% Cu / 25m
Sulphurets Fault
~1.0 g/t Au + 0.4% Cu
Mineral zone
0.86 g/t Au, 0.52% Cu / 30m
~0.5 g/t Au + 0.20% Cu
Mineral zone
1.24 g/t Au, 0.20% Cu / 24m
1.90 g/t Au, 0.05% Cu / 65.8m
1.71 g/t Au, 0.21% C / 68.2m
2.39 g/t Au, 0.16% Cu / 79.5m
SG92-19
SG92-1
S-06-04
S-08-06
?
200m

SEABRIDGE GOLD INC.

Mineralized Hydrothermal Breccia and Altered Wall Rocks

Drillhole Assays (Au Eq. g/t):
- 0.5 – 1.0
- 1.0 – 1.5
- > 1.0

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